SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR September 15, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index

Exhibit No. 1      Press release Employee Trust dated 1 August 2003
Exhibit No. 2      Press release Employee Trust dated 4 August 2003
Exhibit No. 3      Press release Director Shareholding dated 6 August 2003
Exhibit No. 4      Press release Director Shareholding dated 13 August 2003
Exhibit No. 5      Press release Employee Trust dated 18 August 2003
Exhibit No. 6      Press release Employee Trust dated 26 August 2003
Exhibit No. 7      Press release Employee Trust dated 28 August 2003
Exhibit No. 8      Press release Employee Trust dated 29 August 2003
Exhibit No. 9      Press release Holding(s) in Company dated 2 September 2003
Exhibit No. 10     Press release Employee Trust dated 3 September 2003
Exhibit No. 11     Press release Employee Trust dated 5 September 2003
Exhibit No. 12     Press release Director's Details dated 12 September 2003
Exhibit No. 13     Press release Employee Trust dated 12 September 2003
Exhibit No. 14     Press release Director Shareholding dated 12 September 2003

Exhibit 1.
                               Allied Domecq PLC
                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 31 July 2003 and 1 August 2003 that they disposed on 31 July 2003 of 1,344 Ordinary shares of 25p each in Allied Domecq PLC and disposed on 1 August 2003 of 963 American Depositary Receipts ("ADRs"), each representing 4 Ordinary shares of 25p each in Allied Domecq PLC.

The shares/ADRs were disposed of in connection with the exercise of option(s)/release of ADRs under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 33,046,395 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 31 July 2003 and 1 August 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown Director of Secretariat & Deputy Company Secretary

1 August 2003

Exhibit 2.

                               Allied Domecq PLC
                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under three seperate notifications, two dated 1 August 2003 and one dated dated 4 August 2003 that they disposed on those dates of a total of 475,688 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 32,570,707 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 1 and 4 August 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown Director of Secretariat & Deputy Company Secretary

4 August 2003

Exhibit 3.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
154,728 - held by Towers Perrin Share Plan Services (Guernsey) Ltd -
          trustees of the Allied Domecq PLC Share Ownership Trust
677     - Computershare Trustees Limited
400     - 100 American Depositary Shares held in own name
23,697  - held in own name
284,502 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of Dividend to acquire shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

10 Dividend shares

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP3.38

13) Date of transaction

25 July 2003 - Dividend share acquisition

14) Date company informed

06 August 2003

15) Total holding following this notification

105,000 -  held in Sharelink Nominees Limited
154,728 -  held by Towers Perrin Share Plan Services (Guernsey) Ltd -
           trustees of the Allied Domecq PLC Share Ownership Trust
687     -  Computershare Trustees Limited
400     -  100 American Depositary Shares held in own name
23,697  -  held in own name
284,512 -  Total

16) Total percentage holding of issued class following this notification

0.03%


If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification 06 August 2003

Exhibit 4.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
154,728 - held by Towers Perrin Share Plan Services (Guernsey) Ltd -
          trustees of the Allied Domecq PLC Share Ownership Trust
687    -  Computershare Trustees Limited
400    -  100 American Depositary Shares held in own name
23,697 -  held in own name
284,512 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

36    Partnership shares
9 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP3.4875 - Partnership and Matching shares

13) Date of transaction

5 August 2003 - Partnership and Matching share award

14) Date company informed

12 August 2003

15) Total holding following this notification

105,000   -  held in Sharelink Nominees Limited
154,728   -  held by Towers Perrin Share Plan Services (Guernsey) Ltd -
             trustees of the Allied Domecq PLC Share Ownership Trust
    732   -  Computershare Trustees Limited
    400   -  100 American Depositary Shares held in own name
 23,697   -  held in own name
284,557   -  Total

16) Total percentage holding of issued class following this notification

0.03%


If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification 13 August 2003

Exhibit 5.

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 15 August 2003 that they disposed on that date of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 32,563,207 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 15 August 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


18 August 2003

Exhibit 6.

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under two separate notifications dated 22 August 2003 and a third notification dated 26 August 2003 that they disposed on those dates of a total of 27,750 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 32,535,457 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 22 August or 26 August 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

26 August 2003

Exhibit 7.

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under a notification dated 27 August 2003 that they disposed on that date of a total of 40,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 32,495,457 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction which took place on 27 August 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

28 August 2003

Exhibit 8.

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 29 August 2003 that they disposed on that date of 154,938 Ordinary shares of 25p each in Allied Domecq PLC.

The shares were disposed of in connection with the vesting of awards under the Allied Domecq PLC Deferred Bonus Plan (the "Plan") on that date.

The total number of unallocated ordinary shares held by the Trust following these disposals is 32,340,519 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of the disposal there has been a change in the number of shares they are interested in:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


In addition:-

1. Matching shares were transferred under the Deferred Bonus Plan to participants on the release of bonus shares in respect of the financial year ended 31 August 2000, including the executive directors listed above; and

2. We have been advised that shares, details of which are set out below, were sold on behalf of the participants on 29 August 2003 at an average price of GBP3.8375 to satisfy income tax and national insurance arising on the vesting of the awards:-


Name                               No. of Shares Sold          Total Holding/%
                                                               of issued
                                                               class

Richard Turner                     13,056                      106,875
                                                               (0.009%)

Graham Hetherington                19,193                      107,253
                                                               (0.009%)



Leonard A Quaranto
General Counsel & Company Secretary

29 August 2003

Exhibit 9.

                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.


2. Name of shareholder having a major interest

AXA Investment Managers UK Ltd on behalf of AXA S.A.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2 - interests no longer notifiable.


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited A/C 13067                                  270,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867815               711,995 shares
HSBC Global Custody Nominee (UK) Limited A/C 867396             1,050,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867530             2,160,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867372             3,700,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 776934             2,042,153 shares
HSBC Global Custody Nominee (UK) Limited A/C 867116             5,330,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867220                50,000 shares
HSBC Global Custody Nominee (UK) Limited A/C 867268             9,127,716 shares
HSBC Global Custody Nominee (UK) Limited A/C 867050             1,570,774 shares
Smith & Williamson Nominees Ltd A/C S66                             5,651 shares
BNY (OCS) Nominees Limited                                        202,083 shares
Sun Life International Isle of Man Limited A/C SLI11              562,863 shares
Registration details not provided                                 228,034 shares
Chase Nominees Ltd A/C BTO1C                                      500,000 shares
Axa Sun Life plc                                                5,160,202 shares
Total:                                                         32,671,471 shares


5. Number of shares / amount of stock acquired

Not known


6. Percentage of issued class

Not known


7. Number of shares / amount of stock disposed

Not known


8. Percentage of issued class

Not known


9. Class of security

25 pence Ordinary shares


10. Date of transaction

29 August 2003


11. Date company informed

1 September 2003


12. Total holding following this notification

32,671,471 shares


13. Total percentage holding of issued class following this notification

2.95%


14. Any additional information



15. Name of contact and telephone number for queries

Sarah H. Hughes - Telephone: 0117 978 5002


16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat & Deputy Company Secretary


Date of notification

2 September 2003.

Exhibit 10.

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the discretionary trust established for the purposes of the above have advised under one notification dated 2 September 2003 and three notifications dated 3 September 2003 that they disposed on those dates of a total of 106,487 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following this disposal is 32,234,032 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the above-mentioned transactions:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary


3 September 2003

Exhibit 11.

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 4 September 2003 and 5 September 2003 respectively, that they disposed on those dates of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 32,219,032 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transactions which took place on 4 and 5 September 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

5 September 2003

Exhibit 12.


Director's Details

In accordance with paragraphs 16.4 and 16.13 of the UK Listing Rules we confirm the following details in respect of Bruno Francois Jules Angelici who was appointed as a non-executive director of Allied Domecq PLC on 29 August 2003:-

(a)    Directorships held by Bruno Angelici in the previous 5 years

       None

(b)    Details Required by paragraphs 6.F.2(b) to (g)


       No such details to be disclosed.

(c) Neither Bruno Angelici nor connected persons currently hold any interests in the securities of Allied Domecq PLC.


Charles B. Brown
Director of Secretariat &
Deputy Company Secretary


12 September 2003

Exhibit 13.

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 11 September 2003 that they disposed on that date of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC Employee Share Schemes.

The total number of unallocated ordinary shares held by the Trust following these disposals is 32,211,532 shares (made up of both Ordinary Share and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust, although the executive directors were not connected with the transaction that took place on 11 September 2003:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

12 September 2003

Exhibit 14.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
130,452 - held by Towers Perrin Share Plan Services (Guernsey) Ltd -
          trustees of the Allied Domecq PLC Share Ownership Trust
    732 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name (includes the award of matching shares under the Deferred Bonus Plan for the financial year ended 31 August 2000, previously notified)
308,833 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7)  Number of shares/amount of stock acquired

33     Partnership shares
8 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP3.8622   - Partnership and Matching shares

13) Date of transaction

5 September 2003 - Partnership and Matching share award

14) Date company informed

11 September 2003

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
130,452 - held by Towers Perrin Share Plan Services (Guernsey) Ltd -
          trustees of the Allied Domecq PLC Share Ownership Trust
    773 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name
308,874 - Total

16) Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification   12 September 2003



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

15 September 2003

                                      ALLIED DOMECQ PLC

                                      By:    /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary